

January 9, 2026

Shenping Yin
Chief Executive Officer
Recon Technology, Ltd
Room 601, No. 1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

>   **Re: Recon Technology, Ltd**
>   **Registration Statement on Form F-3**
>   **Filed January 2, 2026**
>   **File No. 333-292540**

Dear Shenping Yin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Anthony W. Basch, Esq., of Kaufman & Canoles, P.C.